Exhibit 99.1

Camtek Ltd. and its Subsidiaries Interim Condensed Consolidated Financial Statements As of June 30, 2021 (Unaudited)

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Financial Statements as at June 30, 2021

Contents

Camtek Ltd. and its Subsidiaries
Interim Unaudited Condensed Consolidated Balance Sheets

		June 30,	December 31,
		2021	2020
	Note	U.S. Dollars (in thousands)
Assets

Current assets
Cash and cash equivalents	5A	80,339	105,815
Short-term deposits		109,000	72,000
Trade accounts receivable, net		60,259	41,001
Inventories	5B	54,346	39,736
Other current assets	5C	4,411	3,366

Total current assets		308,355	261,918

Long term deposits		10,000	-
Long term inventory	5B	4,694	4,416
Deferred tax assets		-	482
Other assets, net		119	85
Property, plant and equipment, net	5D	20,377	20,398
Intangible assets, net	5E	602	609

		35,792	25,990

Total assets		344,147	287,908

Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable		32,980	27,180
Other current liabilities	5F	48,348	30,204

Total current liabilities		81,328	57,384

Long term liabilities
Deferred tax liabilities, net		186	-
Other long-term liabilities		3,470	3,260
		3,656	3,260

Total liabilities		84,984	60,644

Shareholders’ equity
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at June 30, 2021 and at December 31, 2020;
45,804,862 issued shares at June 30, 2021 and 45,365,354 at December 31, 2020;
43,712,486 shares outstanding at June 30, 2021 and 43,272,978 at December 31, 2020;	3	172	171
Additional paid-in capital		173,383	170,497
Retained earnings		87,506	58,494
		261,061	229,162
Treasury stock, at cost (2,092,376 as of June 30, 2021 and December 31, 2020)		(1,898)	(1,898)

Total shareholders' equity		259,163	227,264

Total liabilities and shareholders' equity		344,147	287,908
The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Camtek Ltd. and its Subsidiaries
Interim Unaudited Condensed Consolidated Statements of Operations

(In thousands, except per share data)

		Six months ended June 30,		Three months ended June 30,		Year ended December 31,
		2021	2020	2021	2020	2020
	Note	U.S. dollars		U.S. dollars		U.S. dollars
Revenues	4	124,802	67,179	67,450	37,000	155,859
Cost of revenues		60,831	36,679	32,456	20,057	82,628

Gross profit		63,971	30,500	34,994	16,943	73,231

Research and development costs		11,244	8,884	5,766	4,754	19,575
Selling, general and
administrative expenses	6A	21,288	13,338	12,188	6,779	31,032
		32,532	22,222	17,954	11,533	50,607

Operating income		31,439	8,278	17,040	5,410	22,624

Financial income, net	6B	562	651	176	276	775

Income from continuing
operations before taxes		32,001	8,929	17,216	5,686	23,399

Income tax expense		(2,989)	(841)	(1,564)	(378)	(1,621)

Net income		29,012	8,088	15,652	5,308	21,778

Basic net earnings	0.67	0.21	0.36	0.14	0.55

Diluted net earnings	0.65	0.20	0.35	0.13	0.54

Weighted average number of
ordinary shares outstanding
(in thousands):

Basic	43,450	38,877	43,609	39,033	39,383

Diluted	44,612	39,785	44,750	39,945	40,372

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Camtek Ltd. and its Subsidiaries
Interim Unaudited Condensed Consolidated Statements of Shareholders’ Equity

	Ordinary Shares		Number of		Additional		Total
	NIS 0.01 par value		Treasury	Treasury	paid-in	Retained	shareholders'
	Number of	U.S. Dollars	Shares	capital	earnings	capital	equity
	Shares Issued	(in thousands)	U.S. Dollars (in thousands)

Balances at
December 31, 2019	40,742,355	157	(2,092,376)	(1,898)	101,327	36,716	136,302

Share-based
compensation
expense	-	-	-	-	817	-	817
Exercise of share
options	23,557	*	-	-	58	-	58
Net income	-	-	-	-	-	2,780	2,780

Balances at
March 31, 2020	40,765,912	157	(2,092,376)	(1,898)	102,202	39,496	139,957

Share-based
compensation
expense	-	-	-	-	951	-	951
Exercise of share
options	358,802	1	-	-	275	-	276
Net income	-	-	-	-	-	5,308	5,308

Balances at
June 30, 2020	41,124,714	158	(2,092,376)	(1,898)	103,428	44,804	146,492

Issuance of shares	4,025,000	12	-	-	64,308	-	64,320
Exercise of share
options	215,640	1	-	-	294	-	295
Share-based
compensation
expense	-	-	-	-	2,467	-	2,467
Net income	-	-	-	-	-	13,690	13,690
Balances at
December 31, 2020	45,365,354	171	(2,092,376)	(1,898)	170,497	58,494	227,264

Share-based
compensation
expense	-	-	-	-	1,211	-	1,211
Exercise of share
options	57,227	*	-	-	161	-	161
Net income	-	-	-	-	-	13,360	13,360

Balances at
March 31, 2021	45,422,581	171	(2,092,376)	(1,898)	171,869	71,854	241,996

Share-based
compensation
expense	-	-	-	-	1,470	-	1,470
Exercise of share
options	382,281	1	-	-	44	-	45
Net income	-	-	-	-	-	15,652	15,652

Balances at
June 30, 2021	45,804,862	172	(2,092,376)	(1,898)	173,383	87,506	259,163

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Camtek Ltd. and its Subsidiaries
Interim Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2021	2020	2021	2020	2020
	U.S. dollars		U.S. dollars		U.S. dollars

Cash flows from operating activities:
Net income	29,012	8,088	15,652	5,308	21,778
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,278	1,057	648	531	2,234
Deferred tax expense	668	226	60	296	476
Loss on disposal of fixed assets	31	-	11	-	-
Share based compensation expense	2,681	1,768	1,470	951	4,235
Change in provision for doubtful debts	(33)	-	-	-	(87)

Changes in operating assets and liabilities:
Trade accounts receivable, gross	(19,234)	(8,108)	(6,115)	(2,355)	(9,696)
Inventories	(15,182)	(7,014)	(9,825)	(3,991)	(19,330)
Due from related parties, net	(12)	20	(2)	51	72
Other assets	(1,067)	(601)	(505)	(529)	(501)
Trade accounts payable	6,040	9,219	5,809	4,247	15,661
Other current liabilities	18,397	7,765	12,653	6,569	10,686
Liability for employee severance benefits, net	43	46	36	48	224

Net cash provided by operating activities	22,622	12,466	19,892	11,126	25,752

Cash flows from investing activities:
Release from (investment in) short-term deposits	(37,000)	(17,500)	6,000	(27,500)	(20,500)
Release from (investment in) long-term deposits	(10,000)	-	-	-	-
Purchase of fixed assets	(1,268)	(775)	(802)	(365)	(2,410)
Purchase of intangible assets	(45)	(126)	(13)	(122)	(216)

Net cash provided by (used in) investing activities	(48,313)	(18,401)	5,185	(27,987)	(23,126)
Cash flows from financing activities:
Share issuance, net	-	-	1	-	64,288
Proceeds from exercise of share options	206	334	44	276	629

Net cash provided by financing activities	206	334	45	276	64,917
Effect of change in exchange rate on cash and cash equivalents	9	23	270	(32)	225

Net increase (decrease) in cash and cash equivalents	(25,476)	(5,578)	25,392	(16,617)	67,768
Cash and cash equivalents at beginning of the period	105,815	38,047	54,947	49,086	38,047

Cash and cash equivalents at end of the period	80,339	32,469	80,339	32,469	105,815

Supplementary cash flows information:
Income taxes paid	153	211	44	12	546
Lease payments	481	530	239	260	1,025

Non-cash transactions:
Fixed assets purchased with supplier credit	321	162	321	162	159

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Camtek Ltd. and its Subsidiaries
Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands, except per share data)

Note 1 - Nature of Operations

A.
Camtek Ltd. (“Camtek” or the “Company”), an Israeli corporation, is jointly controlled 21.0% by Priortech Ltd., an Israeli corporation listed on the Tel-Aviv Stock Exchange and 17.9% by Chroma Ate Inc., a Taiwanese company (“Chroma”). Camtek provides automated and technologically advanced solutions dedicated to enhancing production processes, increasing product yield and reliability, and enabling and supporting customers’ latest technologies in the semiconductor fabrication industry.

B.
As detailed in the annual financial statements as of December 31, 2020, since January 2020, the Covid-19 outbreak has dramatically expanded into a worldwide pandemic creating macro-economic uncertainty and disruption in the business and financial markets. At present, business activity is continuing at all of the Company’s locations, with new routines implemented as required by local Covid-19 regulations.

From the beginning of the outbreak, the Company has been carefully managing the risks and its global operations. The Israeli facility has been able to maintain its required production levels. Worldwide, the Company has benefitted from its strategy of having in place local professional teams in each of its territories that can independently install and support systems. As such, the Company has been able to deliver most of its orders on time and the impact of the Covid-19 pandemic on the its business activity has not been significant.

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands, except per share data)

Note 2 - Basis of Preparation

A.          Statement of compliance

Except as described below, the accounting policies applied in these interim financial statements are the same as those applied in the Company’s 2020 annual audited consolidated financial statement for the year ended December 31, 2020.

The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and do not include all of the information required for full annual financial statements. The unaudited condensed consolidated interim statements should be read in conjunction with the Company’s 2020 annual audited consolidated financial statements and footnotes, which were filed with the U.S. Securities and Exchange Commission as part of the Company’s Annual Report on Form 20-F for the year ended December 31, 2020.

In the opinion of management of the Company, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and six-month periods ended June 30, 2021 are not necessarily indicative of the results that may be expected for the year ended December 31, 2021 or for any other future period.

B.          Recent Accounting Pronouncements

In December 2019, the FASB issued Accounting Standard Update No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (ASU 2019-12), which simplifies the accounting for income taxes. This guidance became effective in the first quarter of 2021 on a prospective basis. The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands, except per share data)

Note 3 - Shareholders’ Equity

A.          General

The Company’s shares are traded on the NASDAQ Global Market under the symbol “CAMT”, and also listed and traded on the Tel-Aviv stock exchange

B.          Changes in Stock Options and RSUs

The number of stock options exercised in the three-month and six-month periods ended June 30, 2021, were 382,201 and 439,508, respectively.

In the first six months of 2021, 166,400 restricted share units (RSUs) were granted by the Company. The RSUs vest over a four-year period.

C.          Share-based Compensation Expense

The total share-based compensation expense amounted to $2,681, $1,768, $1,470, $951 and $4,235 for the six-month periods ended June 30, 2021 and 2020, the three-month periods ended June 30, 2021 and 2020 and the year ended December 31, 2020, respectively.

Note 4 – Segment Information

Substantially all fixed assets are located in Israel and substantially all revenues are derived from shipments to other countries. Revenues are attributable to geographic areas/countries based upon the destination of shipment of products and related services as follows:

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2021	2020	2021	2020	2020
	U.S. Dollars (in thousands)

Asia Pacific	109,345	61,914	59,145	35,130	137,555
United States	8,827	3,258	4,446	986	9,847
Europe	6,630	2,007	3,859	884	8,457

	124,802	67,179	67,450	37,000	155,859

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands, except per share data)

Note 5 - Supplementary Financial Statements Information

A.          Cash and cash equivalents

The Company’s cash and cash equivalent balance at June 30, 2021 and December 31, 2020 is denominated in the following currencies:

	June 30,	December 31,
	2021	2020
	U.S. Dollars (in thousands)

US Dollars	64,649	102,669
New Israeli Shekels	13,344	1,542
Euro	1,221	570
Other currencies	1,125	1,034

	80,339	105,815

B.          Inventories

	June 30,	December 31,
	2021	2020
	U.S. Dollars (in thousands)

Components	27,907	19,630
Work in process	11,317	10,123
Finished products (including systems at customer locations not yet sold)	19,816	14,399

	59,040	44,152

Inventories are presented in:

	June 30,	December, 31
	2021	2020
	U.S. Dollars (in thousands)

Current assets	54,346	39,736
Long-term assets	4,694	4,416

	59,040	44,152

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands, except per share data)

Note 5 - Supplementary Financial Statements Information (cont’d)

C.          Other Current Assets

	June 30,	December 31,
	2021	2020
	U.S. Dollars (in thousands)

Due from Government institutions	2,382	1,967
Interest receivable	368	207
Prepaid expenses	1,144	455
Income tax receivables	307	302
Deposits for operating leases	123	195
Other	87	240

	4,411	3,366

D.          Property, Plant and Equipment, Net

	June 30,	December, 31
	2021	2020
	U.S. Dollars (in thousands)

Land	863	863
Building	14,481	14,438
Machinery and equipment	11,772	11,260
Office furniture and equipment	846	785
Computer equipment and software	5,222	4,760
Automobiles	281	263
Leasehold improvements	680	630
Right of use assets	3,284	3,014
	37,429	36,013

Less accumulated depreciation	17,052	15,615

	20,377	20,398

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands, except per share data)

Note 5 - Supplementary Financial Statements Information (cont’d)

E.          Intangible Assets, Net

	June 30,	December 31,
	2021	2020
	U.S. Dollars (in thousands)

Patent registration costs	1,972	1,927

Accumulated amortization and impairment	1,370	1,318

Total intangible assets, net	602	609

F.          Other Current Liabilities

	June 30,	December 31,
	2021	2020
	U.S. Dollars (in thousands)

Commissions	14,286	7,965
Advances from customers and deferred revenues	12,900	6,155
Accrued employee compensation and related benefits	12,025	9,698
Accrued warranty costs	3,267	2,328
Government institutions	2,987	752
Accrued expenses	2,172	2,570
Operating lease obligations	711	736

	48,348	30,204

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands, except per share data)

Note 6 - Statements of Operations

A.	Selling, general and administrative expenses

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2021	2020	2021	2020	2020
	U.S. Dollars (in thousands)

Selling (1)	16,635	9,551	9,879	4,807	22,969
General and administrative	4,653	3,787	2,309	1,972	8,063

	21,288	13,338	12,188	6,779	31,032
(1) Including shipping and handling costs	840	1,137	378	672	2,356

B.       Financial income (expenses), net

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2021	2020	2021	2020	2020
	U.S. Dollars (in thousands)

Interest income	561	730	323	344	1,281
Other, net (1)	1	(79)	(147)	(68)	(506)

	562	651	176	276	775
(1) Including foreign currency expense resulting from transactions not denominated in U.S. Dollars	151	(22)	(66)	(39)	(351)